Exhibit 99.1

Molecular Data Inc. Announces Private Placement of up to US$5.0 Million Convertible Debentures

SHANGHAI, China, October 13, 2020 — Molecular Data Inc. (“Molecular Data” or the “Company”) (NASDAQ: MKD), a leading technology-driven platform in China’s chemical industry, today announced that it has entered into definitive agreement with YA II PN, Ltd., a Cayman Islands exempt limited partnership managed by Yorkville Advisor Global, LP (the “Purchaser”), pursuant to which Molecular Data will issue and sell convertible debentures in an aggregate principal amount of up to US$5.0 million to the Purchaser through private placement. The private placement of such convertible debentures is subject to customary closing conditions.

The convertible debentures will be issued and purchased in installments according to the following schedule: (i) convertible debenture of US$3.0 million should be issued and purchased upon the signing of the definitive agreement, (ii) convertible debenture of US$1.0 million should be issued and purchased upon the filing of a registration statement with the U.S. Securities and Exchange Commission (“SEC”) relating to the convertible debentures, and (iii) convertible debenture of US$1.0 million should be issued and purchased on or about the date the registration statement is declared effective by the SEC.

The convertible debentures to be issued to the Purchaser bear interest at a rate of 5% per year. The convertible debentures will mature upon one-year anniversary of the issuance date unless redeemed or converted in accordance with their terms prior to such date.

Subjected to and upon compliance with the terms of the convertible debentures, the Purchaser has the right to convert all or any portion of the convertible debentures at its option at any time. Upon conversion, the Company will deliver to the Purchaser American depositary shares of the Company (the “ADSs”). The initial conversion price shall be the lower of (i) US$1.30 per ADS, or (ii) 88% of a reference price benchmarked against trading price of the Company’s ADSs.

About Molecular Data Inc.

Molecular Data Inc. is a leading technology-driven platform in China’s chemical industry, connecting participants along the chemical value chain through integrated solutions. The Company delivers e-commerce solutions, financial solutions, warehousing and logistics solutions, and SaaS suite that are intended to solve pain points for participants in the traditional chemical industry. Built upon a comprehensive knowledge engine and artificial intelligence (AI) capabilities, the Company’s e-commerce solutions are mainly offered through its online platform, consisting of molbase.com, molbase.cn, Moku Data WeChat account, Chemical Community App and other ancillary platforms.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continues” or other similar expressions. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a variety of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, results of operations and financial condition; the expected growth of the education market; the Company’s ability to monetize the user base; fluctuations in general economic and business conditions in China; the potential impact of the COVID-19 to the Company’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Molecular Data Inc.

Eva Ma

Tel: +86-21-5419-9057

E-mail: investor@molbase.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: molbase@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: molbase@tpg-ir.com